SPENCER CLARKE LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED MARCH 31, 2021

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49362

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2020 (MM/DD/YY) AND ENDING March 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Clarke LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 LINCOLN ROAD SUITE 500
(No. and Street)

MIAMI BEACH	FL	33139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reid Drescher — 305-600-3268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Reid drescher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Clarke LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Refer to Florida Jurat form, enclosed

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLORIDA JURAT
FS 117.05(13)

State of Florida
County of Miami-Dade

Sworn to (or affirmed) and subscribed before me by means of

☑ Physical Presence,

— OR —

☐ Online Notarization,

this 19th day of May, 2021, by
Day *Month* *Year*

Reid Drescher.
Name of Person Swearing or Affirming

Jorge Martinez
Signature of Notary Public — State of Florida

Jorge Martinez
Name of Notary Typed, Printed or Stamped

JORGE MARTINEZ
Notary Public – State of Florida
Commission # GG 154019
My Comm. Expires Nov 5, 2021

Place Notary Seal Stamp Above

☐ Personally Known

☑ Produced Identification

Type of Identification Produced: Florida Driver License

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 05/19/2021 Number of Pages: 2

Signer(s) Other Than Named Above: ______

SPENCER CLARKE LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2021

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Spencer Clarke LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spencer Clarke LLC as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Spencer Clarke LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Spencer Clarke LLC's management. Our responsibility is to express an opinion on Spencer Clarke LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spencer Clarke LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Spencer Clarke LLC's auditor since 2016.

Maitland, Florida

June 3, 2021

SPENCER CLARKE LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS

Cash	$	123,362
Other assets		5,225
Total Assets	$	128,587

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	5,261
Member's Equity		
Total Member's Equity		123,326
Total Liabilities and Member's Equity	$	128,587

The accompanying notes are an integral part of these financial statements

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Spencer Clarke LLC. (The "Company"), a Limited Liability Company, is a broker dealer registered with the Securities and Exchange Commission and is both a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is wholly owned by Spencer Clarke Holdings LLC ("Holdings"). The Company earns consulting and advisory fees, from providing investment banking services. These fees are earned through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

Use of Estimates

The preparation of financial statements in conformity with the Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As of March 31, 2021, the Company had no uninsured cash balances.

The Company maintains all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account and does not believe it is exposed to any significant credit risk on cash.

Income Taxes

The Company files consolidated tax returns with its parent, Spencer Clark Holdings LLC. The Company is an LLC and will not be required to recognize income tax expense. The member of the LLC will recognize tax provisions. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the company for 2019, 2018, and 2017 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Companies progress under the contract; whether revenue should be presented gross or net of certain costs: and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

M&A Advisory Fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Company has net capital of $118,100.57 which was $113,100.57 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 4.45%.

NOTE 3. CONCENTRATIONS

During the year ended March 31, 2021, two major customers represented 72.50% of Advisory Fee revenue.

NOTE 4. RELATED PARTIES

The Company paid $12,000 for consulting services and Commissions to the owner of the Broker Dealer.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2021

NOTE 5. COMMITMENTS & CONTINGENCIES

The Company has filed a lawsuit against a former Client for the issuance of warrants that were agreed upon in the original letter of engagement. In response, the Client has filed a counterclaim against the Company, citing breach of contract as the reason warrants were not issued. The Company does not anticipate any contingent liability regarding the Clients counterclaim and therefore has not recorded a liability.

NOTE 6. OFFICE LEASE

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about lease arrangements. The Company has elected not to apply the recognition requirements of topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term. As of March 31, 2021, the Company rents space on a month-to-month basis and does not have any lease obligations. However, on April 1, 2021, the Company signed a 6-month lease agreement for a total lease cost of $1,309.74.

NOTE 7. SUBSEQUENT EVENTS

The company has performed an evaluation of subsequent events through the date the financial statements were issued. With exception of the matters below, the evaluation did not result in any subsequent events that require disclosure and or adjustments.

On April 1, 2021, the Company signed a 6-month lease agreement for a total lease cost of $1,309.74.

Coronavirus (COVID-19) was first reported in China. In January 2020, The World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company’s customers, service providers and supplies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The Ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of as such on the Company's business and operations cannot be reasonably estimated.